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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 8-A/A

                         (PRE-EFFECTIVE AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             DuPont Photomasks, Inc.
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             (Exact name of registrant as specified in its charter)


              Delaware                                74-2238819
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


 131 Old Settlers Boulevard, Round Rock, Texas              78664
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   (Address of principal executive offices)               (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

_____________________________________      _____________________________________


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: _______________________ (if applicable)


Securities to be registered pursuant to Section 12(g) of the Act:


        Rights to Purchase Series A Junior Participating Preferred Stock
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                                (Title of Class)

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      This Amendment No. 1 amends the Registrant's Registration Statement on
Form 8-A (Reg. No. 001-16331) as filed with the Securities and Exchange Commission on January 30, 2001 (the "Registration Statement").

ITEM 1.  DESCRIPTION OF CAPITAL STOCK

      Item 1 of the Registration Statement is hereby amended and restated in its entirety as follows:

      On January 30, 2001, the Board of Directors of DuPont Photomasks, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend was paid on March 1, 2001 to the stockholders of record as of the close of business on February 20, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $400.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of January 30, 2001, as the same may be amended from time to time (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., as Rights Agent (the "Rights Agent").

      The Rights are not exercisable until the "Distribution Date." Under the Rights Agreement, a "Distribution Date" generally occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock. Except in certain situations, a person or group of affiliated or associated persons becomes an "Acquiring Person" upon acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock. E.I. Du Pont de Nemours & Co. ("Du Pont") will not be deemed to be an Acquiring Person unless and until (i) Du Pont, or any Du Pont affiliate or associate, acquires, or announces its intention to acquire more than 33% of the total number of shares of outstanding Common Stock (on an as converted basis), assuming full conversion of all securities convertible into Common Stock, or
(ii) there is a change in control of Du Pont and Du Pont then beneficially owns or tenders for 15% or more of the Company's Common Stock. Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of the Summary of Rights.

      The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on January 30, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

      The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets



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(excluding regular periodic cash dividends or dividends payable in Preferred
Stock) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

      Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of
(a) $1.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

      Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

      In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

      At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

      At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon



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any redemption of the Rights, the right to exercise the Rights will terminate and the only right of holders of Rights will be to receive the Redemption Price.

      For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

      Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The form of Rights agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Stock, is attached hereto as an exhibit and incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

  EXHIBIT
  NUMBER       DESCRIPTION OF EXHIBITS
 ---------     -----------------------

    4.1* Rights Agreement, dated as of January 30, 2001, between DuPont Photomasks, Inc. and EquiServe Trust Company, N.A., as Rights Agent, together with the following exhibits thereto: Exhibit A - Form of Certificate of Designation off Series A Junior Participating Preferred Stock of DuPont Photomasks, Inc.; Exhibit B - Form of Right Certificate; Exhibit C - Summary of Rights to Purchase Shares of Preferred Stock of DuPont Photomasks, Inc.


----------
* Previously filed.




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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



      Date: January 23, 2002           DUPONT PHOTOMASKS, INC.



                                       By: /s/ Mark Stephen Syrnick
                                           ---------------------------------
                                           Mark Stephen Syrnick
                                           Deputy General Counsel and Secretary




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                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER       DESCRIPTION OF EXHIBITS
 --------      -----------------------

    4.1* Rights Agreement, dated as of January 30, 2001, between DuPont Photomasks, Inc. and EquiServe Trust Company, N.A., as Rights Agent, together with the following exhibits thereto: Exhibit A - Form of Certificate of Designation off Series A Junior Participating Preferred Stock of DuPont Photomasks, Inc.; Exhibit B - Form of Right Certificate; Exhibit C - Summary of Rights to Purchase Shares of Preferred Stock of DuPont Photomasks, Inc.



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  * Previously filed.


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